December 14, 2020

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re: American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. Stojic:

This letter responds to your comments that we discussed on December 11, 2020, relating to Post-Effective Amendment No. 55 to the Registrant’s Registration Statement filed on September 4, 2020, for the principal purpose of adding three new series, American Century Low Volatility ETF, American Century Quality Convertible Securities ETF, and American Century Quality Preferred ETF (each, a “Fund” and collectively, the “Funds”). For your convenience, we restate your comment prior to our response.

1.Comment: Referring to the Correspondence to the Staff filed on December 4, 2020, please provide excerpts of the disclosure that you revised to incorporate our comments.

Response: Please see the responses below. They are numbered in accordance with the Correspondence filed on December 4, 2020.

4.     Comment: QCON does not discuss high yield in strategy, but there is a high yield risk. Please include related disclosure in the principal strategy, including that high yield are below investment grade, speculative, and known as junk bonds.

    Response: We added the sentence, “The Fund may invest in high-yield securities, also known as junk bonds.” to the Fund’s Item 4 and Item 9 principal strategy sections.

6.    Comment: Please revise the Cash Transactions Risk to address additional costs associated with cash transactions, such as brokerage costs.

    Response: We added the following sentence to the Funds’ Cash Transactions Risk: “Cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. Brokerage fees and taxes could be higher than if the fund sold and redeemed shares in-kind.”

7.    Comment: Significant market events have occurred as a result of the Covid-19 pandemic. Please consider whether the Funds’ disclosure should be revised based on these events affecting the Funds and their investments. If we believe no additional disclosure is warranted, please explain supplementally why not.

Response: We added the following risk factor: “Public Health Emergency Risk - A pandemic, caused by the infectious respiratory illness COVID-19, is leading to travel restrictions, disruption of healthcare systems, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, layoffs, ratings downgrades, and defaults among other economic impacts. Certain markets have experienced temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. These events may continue to impact the fund and its underlying investments and could cause increased premiums or discounts to the fund’s NAV.”

8.    Comment: In the Item 9 disclosure, please provide number of days’ notice to shareholders the Funds will give to change their respective investment objectives.

    Response: We revised the sentence in the Item 9 disclosure to read: “The fund’s investment objective is a nonfundamental investment policy and may be changed by the Board of Trustees without approval by shareholders upon 30 days’ notice.”

9.     Comment: Please expand upon QCON’s strategy disclosure to provide additional detail about security selection and portfolio construction process. For example, it is unclear how the advisor determines a security’s “risk/return profile” to achieve an optimum portfolio balance.

    Response: We revised the strategy disclosure to state: “The portfolio managers select securities using a quantitative and fundamental investment process. They first screen the investment universe for liquidity and then select individual securities utilizing a quantitative and fundamental investment process informed by fundamental and technical measures such as sales or earnings growth, profitability, leverage, balance sheet strength, price momentum relative to peers, and valuation and yield relative to other convertible securities. Portfolio holdings are weighted to achieve the optimal balance between risk and return by considering each portfolio security’s fundamental scores, benchmark weight, and equity sensitivity.”

11.    Comment: In the Cash Transactions Risk, please disclose that costs related to cash transactions could be imposed on the ETF and thus decrease the ETF’s NAV to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

    Response: We added the following sentence to the Funds’ Cash Transaction Risks, “To the extent that these costs are not offset by a transaction fee, the fund may bear the expense.”

15.     Comment: Please disclose whether QPFF may invest in securities of any duration/maturity.

    Response: We added the following disclosure to the Fund’s Item 4 and Item 9 principal strategy sections: “The fund may invest in securities of any duration or maturity.”

17.    Comment: With respect to QPFF’s Preferred Securities Risk, to the extent preferred securities in which the Fund invests do not have same upside potential as equity securities, please address that fact in risk disclosure.

    Response: We revised the last sentence of the Fund’s Preferred Securities Risk to state: “Preferred securities may also be substantially less liquid than other securities and may have less upside potential than common stock.”

18.    Comment: Please consider whether an Extension Risk is appropriate for QPFF.

    Response: We added the following risk factor: “Extension Risk - When interest rates rise certain obligations the issuer (or other obligated party) may pay off obligations more slowly than anticipated, causing the value of these debt securities to fall. Rising interest rates tend to extend the duration of debt securities, making their market value more sensitive to changes in interest rates.”

19.    Comment: In QPFF’s Concentration Risk, please separately identify any risks related to the Fund’s investments in the financial sector.

    Response: We added the following disclosure to the Fund’s Concentration Risk: “The financials sector can be significantly affected by changes in interest rates, government regulation, the rate of defaults on corporate, consumer and government debt, and the availability and cost of capital.”

21.    Comment: In American Century Low Volatility ETF (“LVOL”), please define what the Fund considers to be the “market” i.e. identify its starting universe. Provide a benchmark for point of reference. The Fund must identify the security types in which it will invest with greater specificity. Based on current disclosure an investor would not be able to adequately understand what securities could be included in the Fund’s portfolio.

    Response: We added the following sentence to the Fund’s principal strategy sections: “The fund generally invests in common stocks of U.S. companies that have a market capitalization greater than $2 billion.” We also added a reference to the Fund’s benchmark, the S&P 500® Index.

22.    Comment: Please describe the Advisor’s investment process including its “multi-dimensional risk framework” in greater detail. Currently, it is unclear how the Advisor selects investments and constructs its portfolio in a manner that tracks the market while realizing less volatility. Identify what features of the Fund’s strategy lower volatility.

    Response: We revised the relevant section of the Fund’s strategy section to state: “To select securities for the fund, portfolio managers utilize proprietary models to screen and rank companies based on fundamental metrics. The information used to generate these measures is typically contained in financial statement data and market information, but may include other sources. The fund seeks to deliver a lower realized portfolio volatility than its benchmark, the S&P 500® Index, by utilizing a stock selection process that expands on traditional measures of price volatility by including measures of asymmetric (i.e. downside) volatility and seeking securities of businesses that demonstrate consistent cash-flows, stable operations, and strong balance sheets. Portfolio managers employ a multi-dimensional approach to stock selection and risk management—which includes evaluating empirical measures of stock price risks and fundamental measures of business safety and sustainability—to construct a portfolio that balances the return and risk objectives of the fund. This approach seeks to identify risks of individual securities and across key dimensions such as economic segment. Finally, portfolio managers review the output of the quantitative model, considering factors such as risk management, transaction costs, and liquidity management.”

2.Comment: As a follow up to prior Comment 24, QPFF has a policy to concentrate in an industry or group of industries in the financials sector. Please name the specific industries in which the Fund plans to concentrate. Please also state an objective criterion tied to something outside of the Fund’s control to describe when the industries may change.

Response: In response to the Staff’s comments, we revised the Fund’s policy to state, “American Century Quality Preferred ETF has a policy to concentrate its investments in the group of industries that comprise the financials sector.” Section 8(b)(1) of the Investment Company Act of 1940 (the “1940 Act”) requires registered investment companies to state “a recital of the policy of the registrant in respect of . . . concentrating investments in a particular industry or group of industries”(emphasis added). The Fund has identified the industries comprising the financials sector as the “group of industries” in which it will concentrate and does not believe any additional disclosure is required. The 1940 Act does not require, and the Fund is not aware of any written guidance from the SEC that would require, the Fund to disclose a standard outside the Fund’s control to describe how the industries are selected. Therefore, we respectfully decline to make any further changes to the Fund’s fundamental investment policy.

In addition to the Fund’s concentration policy in the SAI, we have disclosed the Fund’s intention to concentrate in the financials sector as a Principal Investment Strategy in the prospectus, and have also included appropriate risk disclosure about the risks of investing in the financials sector in the Principal Risks section of the prospectus (see also, our response to prior comment 19 above). Additionally, though the industry names may change over time, the Fund has disclosed in its SAI the industries that currently comprise the financials sector in the two most popular classifications systems. From this disclosure, shareholders will have a clear understanding of the investments in which the Fund will invest and the risks of such investments.

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Assistant Secretary